Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated November 21, 2012

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Ultrapar is awarded for its corporate governance by IBGC

São Paulo, Brazil, November 21st, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) has the honor to announce that it received the IBGC Corporate Governance Award – Category Evolution for Publicly Listed Companies 2012 (“Prêmio IBGC de Governança Corporativa - Categoria Evolução Empresas Listadas de 2012”), granted by the Brazilian Institute of Corporate Governance (IBGC). IBGC assessed the evolution of listed and non-listed companies’ corporate governance for a 3-year period, and Ultrapar was elected the company with the best evolution in corporate governance in the period.

Ultrapar continuously evaluates its corporate governance in light of its stage and structure, as well as its suitability for the next strategic steps. In this context, Ultrapar was the first Brazilian company to grant 100% tag-along rights to all shareholders and to go public simultaneously at the BM&FBOVESPA and the NYSE. Additionally, it was a pioneer in Brazil in implementing incentive schemes to align interests between management and shareholders. As part of this continuous evolution, in 2011 Ultrapar understood it was the proper moment for a new step and implemented its new corporate governance structure, which included (i) the conversion of each preferred share into one common share, (ii) new bylaws and (iii) the migration to Novo Mercado, including statutory provisions that exceed the requirements of this segment.

The award received attests the constant development of Ultrapar’s corporate governance structure, aimed at enduring the company and its growth and at value creation.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated November 21, 2012)